SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



 September 27, 2002                               SEC File Number is 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


   1000, rue de La Gauchetiere Ouest, Bureau 1200, Montreal, Quebec H3B 4Y8,
             (514) 397-2267 (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F ________                   Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



           Yes ________                        No  ___X____


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.






                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BELL CANADA INTERNATIONAL INC.


Date:  September 27, 2002           [Signed:  Graham Bagnall]
                                    -------------------------------------
                                    Name:  Graham Bagnall
                                    Title:  Vice President and Comptroller